Exhibit 99.1

Achilles Therapeutics Reports Second Quarter 2023 Financial Results and Recent Business Highlights

- Clinical and translational science data expected in the fourth quarter of 2023 from the ongoing Phase I/IIa trials in NSCLC and melanoma -

- neoRankerTM immunogenicity prediction module of PELEUS™ increases the likelihood of identifying multiple memory T cell responses -

- Strong cash position of $144 million supports operations through 2025 -

London, UK August 4, 2023 – Achilles Therapeutics plc (NASDAQ: ACHL), a clinical-stage biopharmaceutical company developing AI-powered precision T cell therapies targeting clonal neoantigens to treat solid tumors, today announced its financial results for the quarter ended June 30, 2023, and recent business highlights.

“We look forward to additional clinical data in the fourth quarter of this year from our clonal neoantigen-reactive T cell (cNeT) therapy for the treatment of advanced NSCLC (CHIRON) and metastatic malignant melanoma (THETIS) and are encouraged by the improved manufacturing performance of our VELOS™ Process 2,” said Dr Iraj Ali, Chief Executive Officer of Achilles Therapeutics. “We are also very excited about the developments in our AI-driven bioinformatics platform PELEUSTM. PELEUS uses a unique multi-region approach to provide validated and accurate identification of personalized clonal neoantigens. Our newly developed neoRankerTM tool is trained on a proprietary dataset of over 10,000 neoantigens and we calculate that it is potentially twice as good at identifying multiple memory T cell responses than existing deep-learning models. We believe this could be highly differentiated in the design of neoantigen vaccines and further strengthens our leadership position in the field of neoantigen identification.”

Business Highlights

•
Introduced and presented data at the 7th Annual Immuno-Oncology Summit Europe on the neoRankerTM tool, Achilles Therapeutics’ new immunogenicity prediction module of the AI-Powered PELEUS™ platform that uniquely identifies the most potent clonal neoantigens. The new AI module demonstrated potential superiority to commonly used AI tools (BigMHC) in identifying and prioritizing targets for personalized antigen approaches, supporting potential implementation into the Company’s ongoing TIL-based clinical programs in advanced non-small cell lung cancer (NSCLC) and melanoma, and into other modalities including clonal neoantigen cancer vaccines
•
US patent number 11,634,773 granted on technology exclusively licensed by Achilles from the Francis Crick Institute, University College London, and Cancer Research Horizons, for selecting neoantigens that are presented by HLA molecules determined to be present in a patient’s tumor

•
Regained compliance with the minimum bid price requirement of Nasdaq Listing Rule 5450(a)(1) on July 28, 2023, as confirmed by a written notice received from the Listing Qualifications Department of The Nasdaq Stock Market on July 31, 2023

Financial Highlights

•
Cash and cash equivalents: Cash and cash equivalents were $143.7 million as of June 30, 2023, as compared to $173.3 million as of December 31, 2022. The Company anticipates that its cash and cash equivalents are sufficient to fund its planned operations through 2025.
•
Research and development (R&D) expenses: R&D expenses were $13.8 million for the second quarter ended June 30, 2023, a decrease of $1.0 million compared to $14.8 million for the second quarter ended June 30, 2022. The decrease was primarily driven by changes to R&D priorities.
•
General and administrative (G&A) expenses: G&A expenses were $4.3 million for the second quarter ended June 30, 2023, a decrease of $1.5 million compared to $5.8 million for the second quarter ended June 30, 2022. This decrease was primarily driven by changes in cost allocations, as well as lower professional fees and personnel costs.
•
Net loss: Net loss for the second quarter ended June 30, 2023 was $16.8 million or $0.42 per share compared to $17.3 million or $0.44 per share for the second quarter ended June 30, 2022.

2H 2023 Focus and Upcoming Events

•
Clinical Data: Report clinical and translational science data from 15 to 20 additional patients treated with cNeT monotherapy in NSCLC and melanoma, and with a cNeT/anti-PD-1 checkpoint inhibitor combination in melanoma, in the fourth quarter of the year
•
Translational Science: Leverage the Company’s translational science platform to define the cNeT product features associated with clinical responses
•
Clinical Activity: Drive the potential for additional confirmed responses in CHIRON and THETIS patients by delivering higher cNeT doses and improved product design
•
Manufacturing Development: Continue VELOS™ and PELEUS™ development to optimize cNeT dose and functionality

Members of the Achilles team will participate in the following upcoming conferences. Additional details will be available in the Events & Presentations section of the Company’s website:

•
11th Annual Immuno-Oncology Summit: August 7-9, 2023, Boston, MA
•
Advanced Therapies Europe: September 6-7, 2023, Estoril, Portugal
•
5th Annual TIL Therapies Summit: October 2-4, 2023, Boston, MA

About Achilles Therapeutics

Achilles is a clinical-stage biopharmaceutical company developing AI-Powered precision T cell therapies targeting clonal neoantigens: protein markers unique to the individual that are expressed on the surface of every cancer cell. The Company has two ongoing Phase I/IIa trials, the CHIRON trial in patients with advanced non-small cell lung cancer (NSCLC) and the THETIS trial in patients with recurrent or metastatic melanoma. Achilles uses DNA sequencing data from each patient, together with its proprietary PELEUS™ bioinformatics platform, to identify clonal neoantigens specific to that patient, and then develop precision T cell-based product candidates specifically targeting those clonal neoantigens.

Forward Looking Statements

This press release contains express or implied forward-looking statements that are based on our management's belief and assumptions and on information currently available to our management. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements relate to future events or our future operational or financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should therefore not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

For further information, please contact:

Investors:
Meru Advisors

Lee M. Stern

lstern@meruadvisors.com

Media:

Consilium Strategic Communications
Mary-Jane Elliott, Sukaina Virji, Melissa Gardiner
+44 (0) 203 709 5000
achillestx@consilium-comms.com

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Balance Sheets (Unaudited)

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30,	December 31,
	2023	2022
ASSETS
Current assets:
Cash and cash equivalents	$143,711	$173,338
Prepaid expenses and other current assets	31,499	23,242
Total current assets	175,210	196,580
Non-current assets:
Property and equipment, net	10,949	12,399
Operating lease right of use assets	8,373	8,081
Deferred tax assets	185	251
Restricted cash	33	33
Other assets	3,157	3,014
Total non-current assets	22,697	23,778
TOTAL ASSETS	$197,907	$220,358
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,886	$5,187
Income taxes payable	7	326
Accrued expenses and other liabilities	7,569	8,292
Operating lease liabilities-current	4,656	4,188
Total current liabilities	19,118	17,993
Non-current liabilities:
Operating lease liabilities-non-current	3,972	4,388
Other long-term liability	974	933
Total non-current liabilities	4,946	5,321
Total liabilities	24,064	23,314
Commitments and contingencies (Note 12)
Shareholders’ equity:
Ordinary shares, £0.001 par value; 40,946,239 and 40,932,727 shares authorized, issued and outstanding at June 30, 2023 and December 31, 2022, respectively	54	54
Deferred shares, £92,451.851 par value, one share authorized, issued and outstanding at June 30, 2023 and December 31, 2022	128	128
Additional paid in capital	412,201	408,844
Accumulated other comprehensive loss	(13,901)	(21,695)
Accumulated deficit	(224,639)	(190,287)
Total shareholders’ equity	173,843	197,044
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$197,907	$220,358

ACHILLES THERAPEUTICS PLC

Condensed Consolidated Statements of Operations and Comprehensive Loss (Unaudited)

(in thousands, except share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
OPERATING EXPENSES:
Research and development	$13,774	$14,776	$27,642	$27,790
General and administrative	4,318	5,770	9,003	11,725
Total operating expenses	18,092	20,546	36,645	39,515
Loss from operations	(18,092)	(20,546)	(36,645)	(39,515)
OTHER INCOME, NET:
Other income	1,212	3,271	2,303	4,900
Total other income, net	1,212	3,271	2,303	4,900
Loss before provision for income taxes	(16,880)	(17,275)	(34,342)	(34,615)
Benefit (Provision) for income taxes	34	(14)	(10)	(29)
Net loss	(16,846)	(17,289)	(34,352)	(34,644)
Other comprehensive income:
Foreign exchange translation adjustment	3,817	(19,302)	7,794	(26,979)
Comprehensive loss	$(13,029)	$(36,591)	$(26,558)	$(61,623)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(0.42)	$(0.44)	$(0.86)	$(0.89)
Weighted average ordinary shares outstanding—basic and diluted	39,899,944	39,104,375	39,816,528	38,998,686